Le Bread Xpress

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
U.S. Bank Checking xx5449	142,251.56
Wells Fargo Checking 8683	41,727.77
Wells Fargo Savings 1482	895.09
Total Bank Accounts	**$184,874.42**
Accounts Receivable	
Accounts Receivable	19,271.43
Total Accounts Receivable	**$19,271.43**
Total Current Assets	**$204,145.85**
Fixed Assets	
Accumulated Depreciation	-178,401.00
Automobile	36,665.60
Computers & Electronic devices	1,985.92
Machinery & Equipment	241,797.09
Total Fixed Assets	**$102,047.61**
Other Assets	
Security Deposit - Rent	1,000.00
Total Other Assets	**$1,000.00**
TOTAL ASSETS	**$307,193.46**

Le Bread Xpress

BALANCE SHEET

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express 42001	5,612.50
Citi Bank Credit Card 5199	1,364.82
U.S. Credit Card xx3406	9,043.45
Wells Fargo CC	3,140.71
Total Credit Cards	**$19,161.48**
Other Current Liabilities	
Auto Loan	-0.40
Business Line of Credit	14,080.72
California Department of Tax and Fee Administration Payable	546.25
Loan from Benoit Herve	200,298.60
Promissory Note	10,117.00
Sales Tax Payable	1,218.52
U.S. Bank Loan	44,324.18
Total Other Current Liabilities	**$270,584.87**
Total Current Liabilities	**$289,746.35**
Total Liabilities	**$289,746.35**
Equity	
Common Stock	55.67
Owner's contribution	2,700.00
Retained Earnings	-657,822.69
Safe Notes	815,694.35
Net Income	-143,180.22
Total Equity	**$17,447.11**
TOTAL LIABILITIES AND EQUITY	**$307,193.46**